Exhibit 99.1

Glass House Brands to Participate in the 35th Annual Roth Conference to be Held March 12-14, 2023

- Fireside chat with Kyle Kazan and Graham Farrar hosted by Roth MKM Senior Research Analyst Scott Fortune at 8:00am PT Tuesday March 14th to be Webcast live and archived

LONG BEACH, CA and TORONTO, March 7, 2023 // -- Glass House Brands Inc. ("Glass House" or the "Company") (NEO: GLAS.A.U) (NEO: GLAS.WT.U) (OTCQX: GLASF) (OTCQX: GHBWF), one of the fastest-growing, vertically-integrated cannabis companies in the U.S., today announced that its Co-Founder, Chairman and Chief Executive Officer, Kyle Kazan and Co-Founder, President and Board Director, Graham Farrar will participate in the 35th Annual Roth Conference to be held March 12-14, 2023 in Dana Point, CA.

Mr. Kazan and Mr. Farrar will meet with investors and participate in a fireside chat hosted by Scott Fortune, Senior Research Analyst at Roth MKM on Tuesday, March 14th, 2023 at 8:00 am PT. A live webcast of their discussion will be available on the Glass House Brands Investor Relations site at https://ir.glasshousebrands.com/ in "Events and Webcasts" under the "News & Events" drop down menu or directly here https://wsw.com/webcast/roth46/glasf/1965435. The webcast will be archived for approximately 30 days.

ABOUT GLASS HOUSE

Glass House is one of the fastest-growing, vertically integrated cannabis companies in the U.S., with a dedicated focus on the California market and building leading, lasting brands to serve consumers across all segments. From its greenhouse cultivation operations to its manufacturing practices, from brand-building to retailing, the Company's efforts are rooted in the respect for people, the environment, and the community that co-founders Kyle Kazan, Chairman and CEO, and Graham Farrar, President, instilled at the outset. Through its portfolio of brands, which includes Glass House Farms, PLUS Products, Allswell, Forbidden Flowers, and Mama Sue Wellness, Glass House is committed to realizing its vision of excellence: outstanding cannabis products, produced sustainably, for the benefit of all. For more information and company updates, visit www.glasshousebrands.com.

SOURCE Glass House Brands Inc.

For further information, please contact:

Glass House Brands Inc.

John Brebeck, Vice President of Investor Relations

T: (562) 264-5078

E: ir@glasshousebrands.com

Mark Vendetti, Chief Financial Officer

T: (562) 264-5078

E: ir@glasshousebrands.com

Investor Relations Contact:

ICR, Inc.

Reed Anderson

T: 646-277-1260

E: Reed.Anderson@icrinc.com